PROMISSORY NOTE

October 22, 2004

     FOR VALUE RECEIVED, Integrated Financial Systems, Inc., a Colorado corporation (“Debtor”), promises to pay to the order of Silicon Prairie Partners, LP (“Lender”), the principal sum of Thirty Five Thousand DOLLARS and 00/100 ($35,000.00) and to pay interest on the outstanding principal amount of this Promissory Note (this “Note”), in accordance with Section 2 of this Note.

     1. Maturity. To the extent not previously paid, Debtor shall repay the outstanding principal balance of this Note on the earlier of January 20, 2005 or the date in which Debtor closes on the sale of equity securities which results in gross proceeds to the Debtor of at least $3,000,000 (the “Repayment Date”). All payments received shall be applied first against costs of collection (if any), then against accrued and unpaid interest, then against principal.

     2. Interest. Interest shall accrue on the unpaid principal balance of this Note commencing on the date hereof and continuing until repayment of this Note in full and shall equal 15% of the outstanding principal payment due upon maturity. All accrued and unpaid interest shall be due on the Repayment Date. If Debtor is in default on the Note as defined in paragraph 4 of this Note, than the Debtor shall pay interest at a default rate of 30% per annum.

     3. Prepayment. This Note may be prepaid at any time in the discretion of the Debtor.

     4. Default. The occurrence of any of the following events (a “Default”) shall make all sums remaining unpaid pursuant to this Note with respect to which a Default occurs become immediately due and payable, as follows:

     (a) Payment Default. Failure to pay any amounts due under this Note when due.

     (b) Voluntary Bankruptcy. The filing by the Debtor of any petition or action under any bankruptcy, debtor’s relief, reorganization, insolvency or moratorium law or any assignment by the Debtor for the benefit of creditors, which does not become dismissed within sixty (60) days thereafter.

     5. Miscellaneous.

     (a) Debtor hereby waives presentment, demand, protest, notice of dishonor, diligence and all other notices, any release or discharge arising from any extension of time, discharge of a prior party, or other cause of release or discharge other than actual payment in full hereon.

     (b) The remedies of Lender as provided herein, or any one or more of them, or in law or in equity, shall be cumulative and concurrent, and may be pursued singularly, successively or together at Lender’s sole discretion, and may be exercised as often as occasion therefore shall occur.

     (c) It is expressly agreed that if this Note is referred to an attorney or if suit is brought to collect or interpret this Note or any part hereof or to enforce or protect any rights conferred upon Lender by this Note, then Debtor promises and agrees to pay all costs, including reasonable attorneys’ fees, incurred by Lender.

     (d) If any provision of this Note would require Debtor to pay interest hereon at a rate exceeding the highest rate allowed by applicable law, Debtor shall instead pay interest under this Note at the highest rate permitted by applicable law.

     (e) This Note shall be governed by and construed in accordance with and the laws of the State of Colorado applicable to contracts wholly made and performed in the State of Colorado.

     IN WITNESS WHEREOF, Debtor has executed this Promissory Note as of the date first above written.

INTEGRATED FINANCIAL SYSTEMS, INC., a Colorado corporation
By:
Name:	John C. Herbers
Title:	Chairman & CEO

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